UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 3)

                             VIROPHARMA INCORPORATED
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.002 PER SHARE
                         (Title of Class of Securities)

                                    928241108
                                 (CUSIP Number)

                             KENNETH M. SOCHA, ESQ.
                                     PSV, LP
                         2099 PENNSYLVANIA AVENUE, N.W.
                                    SUITE 900
                           WASHINGTON, D.C. 20006-1813
                            TEL. NO.: (202) 452-0101
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                            BRUCE A. GUTENPLAN, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064

                                SEPTEMBER 6, 2001
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO. 98241108                                                 PAGE  2 OF 21


                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         PSV, LP

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)    [_]
         (b)    [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                 NUMBER OF                          1,768,146 (1)
                   SHARES
                BENEFICIALLY                  8     SHARED VOTING POWER
                  OWNED BY                          0
                    EACH
                 REPORTING                    9     SOLE DISPOSITIVE POWER
                   PERSON                           1,768,146 (1)
                    WITH
                                              10    SHARED DISPOSITIVE POWER
                                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,768,146 (1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [_]
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.2%

14       TYPE OF REPORTING PERSON*
         PN

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
1    Includes Warrant to purchase an aggregate of 595,000 shares of Common
     Stock.

CUSIP NO. 928241108                                                PAGE  3 OF 21

1        NAME OF REPORTING PERSON
         PSV GP, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [_]
         (b)    [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                 NUMBER OF                          1,768,146 (1)
                   SHARES
                BENEFICIALLY                  8     SHARED VOTING POWER
                  OWNED BY                          0
                    EACH
                 REPORTING                    9     SOLE DISPOSITIVE POWER
                   PERSON                           1,768,146 (1)
                    WITH
                                              10    SHARED DISPOSITIVE POWER
                                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,768,146 (1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [_]
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.2%

14       TYPE OF REPORTING PERSON*
         OO

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
1    Includes Warrant to purchase an aggregate of 595,000 shares of Common
     Stock.

CUSIP NO. 928241108                                                PAGE  4 OF 21

1        NAME OF REPORTING PERSON
         PSV Partners, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [_]
         (b)    [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                 NUMBER OF                          0
                   SHARES
                BENEFICIALLY                  8     SHARED VOTING POWER
                  OWNED BY                          595,000 (2)
                    EACH
                 REPORTING                    9     SOLE DISPOSITIVE POWER
                   PERSON                           0
                    WITH
                                              10    SHARED DISPOSITIVE POWER
                                                    595,000 (2)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         595,000 (2)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [_]
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.1%

14       TYPE OF REPORTING PERSON*
         OO

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
2    Represents Warrant to purchase an aggregate of 595,000 shares of Common
     Stock.

CUSIP NO. 928241108                                                PAGE  5 OF 21

1        NAME OF REPORTING PERSON
         SFM Participation, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [_]
         (b)    [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                 NUMBER OF                          1,173,146
                   SHARES
                BENEFICIALLY                  8     SHARED VOTING POWER
                  OWNED BY                          595,000 (2)
                    EACH
                 REPORTING                    9     SOLE DISPOSITIVE POWER
                   PERSON                           1,173,146
                    WITH
                                              10    SHARED DISPOSITIVE POWER
                                                    595,000 (2)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,768,146

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [_]
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.2%

14       TYPE OF REPORTING PERSON*
         PN

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
2    Represents Warrant to purchase an aggregate of 595,000 shares of Common
     Stock.

CUSIP NO. 928241108                                                PAGE  6 OF 21

1        NAME OF REPORTING PERSON
         SFM AH, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [_]
         (b)    [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                 NUMBER OF                          1,173,146
                   SHARES
                BENEFICIALLY                  8     SHARED VOTING POWER
                  OWNED BY                          595,000 (2)
                    EACH
                 REPORTING                    9     SOLE DISPOSITIVE POWER
                   PERSON                           1,173,146
                    WITH
                                              10    SHARED DISPOSITIVE POWER
                                                    595,000 (2)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,768,146

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [_]
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.2%

14       TYPE OF REPORTING PERSON*
         CO

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
2    Represents Warrant to purchase an aggregate of 595,000 shares of Common
     Stock.

CUSIP NO. 928241108                                                PAGE  7 OF 21

1        NAME OF REPORTING PERSON
         Rappahannock Investment Company

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [_]
         (b)    [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States
                                              7     SOLE VOTING POWER
                 NUMBER OF                          1,173,146
                   SHARES
                BENEFICIALLY                  8     SHARED VOTING POWER
                  OWNED BY                          595,000 (2)
                    EACH
                 REPORTING                    9     SOLE DISPOSITIVE POWER
                   PERSON                           1,173,146
                    WITH
                                              10    SHARED DISPOSITIVE POWER
                                                    595,000 (2)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,768,146

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [_]
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.2%

14       TYPE OF REPORTING PERSON*
         CO

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
2    Represents Warrant to purchase an aggregate of 595,000 shares of Common
     Stock.

CUSIP NO. 928241108                                                PAGE  8 OF 21

1        NAME OF REPORTING PERSON
         Frank H. Pearl (in the capacity described herein)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [_]
         (b)    [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States
                                              7     SOLE VOTING POWER
                 NUMBER OF                          1,173,146
                   SHARES
                BENEFICIALLY                  8     SHARED VOTING POWER
                  OWNED BY                          595,000 (2)
                    EACH
                 REPORTING                    9     SOLE DISPOSITIVE POWER
                   PERSON                           1,173,146
                    WITH
                                              10    SHARED DISPOSITIVE POWER
                                                    595,000 (2)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,768,146

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [_]
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.2%

14       TYPE OF REPORTING PERSON*
         IN

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
2    Represents Warrant to purchase an aggregate of 595,000 shares of Common
     Stock.

CUSIP NO. 928241108                                                PAGE  9 OF 21

1        NAME OF REPORTING PERSON
         George Soros (in the capacity described herein)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [_]
         (b)    [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States
                                              7     SOLE VOTING POWER
                 NUMBER OF                          1,173,146
                   SHARES
                BENEFICIALLY                  8     SHARED VOTING POWER
                  OWNED BY                          595,000 (2)
                    EACH
                 REPORTING                    9     SOLE DISPOSITIVE POWER
                   PERSON                           1,173,146
                    WITH
                                              10    SHARED DISPOSITIVE POWER
                                                    595,000 (2)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,768,146

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [_]
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.2%

14       TYPE OF REPORTING PERSON*
         IA

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
2    Represents Warrant to purchase an aggregate of 595,000 shares of Common
     Stock.

CUSIP NO. 928241108                                                PAGE 10 OF 21

1        NAME OF REPORTING PERSON
         Soros Fund Management LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [_]
         (b)    [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                 NUMBER OF                          1,173,146
                   SHARES
                BENEFICIALLY                  8     SHARED VOTING POWER
                  OWNED BY                          595,000 (2)
                    EACH
                 REPORTING                    9     SOLE DISPOSITIVE POWER
                   PERSON                           1,173,146
                    WITH
                                              10    SHARED DISPOSITIVE POWER
                                                    595,000 (2)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,768,146

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [_]
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.2%

14       TYPE OF REPORTING PERSON*
         OO; IA

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
2    Represents Warrant to purchase an aggregate of 595,000 shares of Common
     Stock.

CUSIP NO. 928241108                                                PAGE 11 OF 21

1        NAME OF REPORTING PERSON
         Perseus Capital, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [_]
         (b)    [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                 NUMBER OF                          1,173,146
                   SHARES
                BENEFICIALLY                  8     SHARED VOTING POWER
                  OWNED BY                          0
                    EACH
                 REPORTING                    9     SOLE DISPOSITIVE POWER
                   PERSON                           1,173,146
                    WITH
                                              10    SHARED DISPOSITIVE POWER
                                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,173,146

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [_]
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.3%

14       TYPE OF REPORTING PERSON*
         OO

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 928241108                                                PAGE 12 OF 21

1        NAME OF REPORTING PERSON
         Perseus Management, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [_]
         (b)    [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                 NUMBER OF                          1,173,146
                   SHARES
                BENEFICIALLY                  8     SHARED VOTING POWER
                  OWNED BY                          0
                    EACH
                 REPORTING                    9     SOLE DISPOSITIVE POWER
                   PERSON                           1,173,146
                    WITH
                                              10    SHARED DISPOSITIVE POWER
                                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,173,146

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [_]
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.3%

14       TYPE OF REPORTING PERSON*
         OO

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 928241108                                                PAGE 13 OF 21

1        NAME OF REPORTING PERSON
         Perseus, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [_]
         (b)    [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                 NUMBER OF                          1,173,146
                   SHARES
                BENEFICIALLY                  8     SHARED VOTING POWER
                  OWNED BY                          0
                    EACH
                 REPORTING                    9     SOLE DISPOSITIVE POWER
                   PERSON                           1,173,146
                    WITH
                                              10    SHARED DISPOSITIVE POWER
                                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,173,146

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [_]
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.3%

14       TYPE OF REPORTING PERSON*
         OO

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 928241108                                                PAGE 14 OF 21

                  This Amendment No. 3 ("Amendment No. 3") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D filed on May 17, 1999 (the "Original 13D"), as amended by Amendment No. 1 to the Schedule 13D filed on July 1, 2000 (the "Amendment No. 1"), as further amended by Amendment No. 2 to the Schedule 13D filed on May 17, 2001 relating to the common stock (the "Common Stock"), par value $.002 per share, issued by ViroPharma Incorporated, a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original 13D.

ITEM 1.  SECURITY AND ISSUER.

                  No Change.

ITEM 2.  IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended and restated in its entirety as follows:

                  This Amendment No. 3 is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (a) (i) PSV, LP, a Delaware limited partnership (the "Purchaser");
                  (ii) PSV GP, LLC, a Delaware limited liability company ("PSV GP");
                  (iii) PSV Partners, LLC, a Delaware limited liability company ("PSV Partners");
                  (iv) SFM Participation, L.P., a Delaware limited partnership ("SFM Participation");
                  (v) SFM AH, Inc., a Delaware corporation ("SFM AH");
                  (vi) Rappahannock Investment Company, a Delaware corporation ("Rappahannock");
                  (vii) Mr. Frank H. Pearl ("Mr. Pearl");
                  (viii) Mr. George Soros ("Mr. Soros");
                  (ix) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC");
                  (x) Perseus Capital, LLC, a Delaware limited liability company ("Perseus Capital");
                  (xi) Perseus Management, LLC, a Delaware limited liability company ("Perseus Management"); and
                  (xii) Perseus, LLC, a Delaware limited liability company ("Perseus").

                  The Purchaser was formed in order to engage in the acquiring, holding and disposing of investments in various companies. PSV GP is the general partner of the Purchaser and was formed to act

CUSIP NO. 928241108                                                PAGE 15 OF 21

as the general partner of the Purchaser. PSV Partners and SFM Participation are the managing members of PSV GP.

                  PSV Partners was formed in order to engage in the acquiring, holding and disposing of investments in various companies.

                  Perseus Capital was formed in order to make, manage and sell or otherwise dispose of investments in various companies selected by Perseus Management and to fulfill such other purposes as may be determined by Perseus Management from time to time. Set forth on Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Amendment No. 3 as applicable is a list of executive officers of Perseus Capital.

                  Perseus Management is the sole manager of Perseus Capital. Perseus Management was formed in order to manage Perseus Capital and to make investments through Perseus Capital and to fulfill such other purposes as may be determined by Perseus from time to time. Set forth on Annex B hereto and incorporated by reference in response to this Item 2 and elsewhere in this Amendment No. 3 as applicable is a list of executive officers of Perseus Management.

                  Perseus is the sole manager of Perseus Management. Perseus was formed in order to engage in the acquiring, holding and disposing of investments in various companies for investment purposes. Set forth on Annex C hereto and incorporated by reference in response to this Item 2 and elsewhere in this Amendment No. 3 as applicable is a list of executive officers of Perseus.

                  Rappahannock is the managing member of PSV Partners and the sole member of Perseus. Rappahannock was formed in order to engage in the acquiring, holding and disposing of investments in various companies for investment purposes. Set forth on Annex D hereto and incorporated by reference in response to this Item 2 and elsewhere in this Amendment No. 3 as applicable is a list of the executive officers of Rappahannock.

                  Mr. Pearl is the sole shareholder and Chairman of the Board of Rappahannock and in such capacity, he may be deemed a beneficial owner of the Common Stock held for the account of Perseus Capital and 595,000 shares of Common Stock issuable upon exercise of the Warrant held for the account of the Purchaser.

                  Accordingly, pursuant to the regulations promulgated under
Section 13(d) of the Securities Exchange Act of 1934, (i) PSV GP may be deemed a beneficial owner of the Common Stock

CUSIP NO. 928241108                                                PAGE 16 OF 21

held for the account of the Purchaser, (ii) PSV Partners, Rappahannock and Mr. Pearl may be deemed to be the beneficial owner of the 595,000 shares of Common Stock issuable upon exercise of the Warrant held for the account of the Purchaser and (iii) Perseus Management, Perseus, Rappahannock and Mr. Pearl may be deemed a beneficial owner of the Common Stock held for the account of Perseus Capital.

                  SFM Participation was formed in order to engage in the acquiring, holding and disposing of investments in various companies. SFM AH is the general partner of SFM Participation. Mr. Soros is the sole shareholder of SFM AH. Mr. Soros has entered into an agreement dated as of January 1, 1997 with SFM LLC pursuant to which Mr. Soros has, among other things, agreed to use his best efforts to cause SFM AH, as the general partner of SFM Participation, to act at the direction of SFM LLC, which agreement to so act shall terminate upon the earlier of (a) the assignment to SFM LLC of the legal and beneficial ownership in SFM AH and (b) the assignment to SFM LLC of the general partnership interest in SFM Participation (the "SFM AH Contract"). Set forth on Annex E hereto and incorporated by reference in response to this Item 2 and elsewhere in this Amendment No. 3 as applicable is a list of the executive officers of SFM AH.

                  Accordingly, pursuant to the regulations promulgated under
Section 13(d) of the Securities Exchange Act of 1934, SFM Participation and SFM AH each may be deemed a beneficial owner of the Common Stock held for the account of the Purchaser.

                  Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, pursuant to the provisions of the SFM AH Contract, Mr. Soros, in his capacity as Chairman and President of SFM LLC, may be deemed a beneficial owner of the Common Stock held for the account of the Purchaser.

                  The address of the principal business and principal office of
(i) the Purchaser, (ii) PSV GP, (iii) PSV Partners, (iv) Perseus Capital, (v) Perseus Management, (vi) Perseus, (vii) Rappahannock and (viii) Mr. Pearl is 2099 Pennsylvania Avenue, Suite 9001, Washington, D.C. 20006-1813. The present principal occupation or employment of Mr. Pearl is as executive officer of Perseus and its related entities. Mr. Pearl is a United States citizen.

                  The address of the principal business and principal offices of
(i) SFM Participation, (ii) Mr. Soros, (iii) SFM AH and (iv) SFM LLC is 888 Seventh Avenue, 33rd Floor, New York, New York 10106. The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

CUSIP NO. 928241108                                                PAGE 17 OF 21

                  (d) and (e). During the past five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any individual otherwise identified in response to Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Information contained herein concerning SFM Participation, SFM AH, SFM LLC, Mr. Soros has been provided by SFM LLC and the other Reporting Persons assume no responsibility for such information. Information contained herein concerning the PSV Partners, Rappahannock, Mr. Pearl, Perseus Capital, Perseus Management and Perseus has been provided by each such Reporting Person and the other Reporting Persons assume no responsibility for such information.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  No change.

ITEM 4.  PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended and supplemented as follows:

                  On September 6, 2001, PSV transferred and distributed to Perseus Capital 1,173,146 shares of Common Stock, representing Perseus Capital's pecuniary interest in such shares, as previously held directly by PSV.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as follows:

                  On September 6, 2001, the Purchaser transferred and distributed to Perseus Capital 1,173,146 shares of Common Stock as discussed above.

                  (a)

                           As of the date hereof (i) each of the Purchaser, PSV
GP, SFM Participation, SFM AH, Rappahannock, Mr. Pearl, Mr. Soros and SFM LLC may be deemed to beneficially own an aggregate of 1,768,146 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being 18,696,372 shares of Common Stock outstanding as of August 6, 2001 as disclosed by the Company in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, represents approximately 9.2% of the outstanding shares of Common Stock on a diluted basis in

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CUSIP NO. 928241108                                                PAGE 18 OF 21

accordance with Rule 13d-3(d); (ii) each of Perseus Capital, Perseus Management and Perseus may be deemed to beneficially own an aggregate of 1,173,146 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being 18,696,372 shares of Common Stock outstanding as of August 6, 2001 as disclosed by the Company in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, represents approximately 6.3% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d); and (iii) PSV Partners may be deemed to beneficially own an aggregate of 595,000 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being 18,696,372 shares of Common Stock outstanding as of August 6, 2001 as disclosed by the Company in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, represents approximately 3.1% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).

                  (b) (i) Each of the Purchaser and PSV GP may be deemed to have sole power to direct the voting and disposition of the 1,768,146 shares of Common Stock beneficially owned by the Purchaser. With respect to the 1,173,146 shares of Common Stock beneficially owned by the Purchaser, each of SFM Participation, SFM AH, Mr. Soros and SFM LLC may be deemed to have sole power to direct the voting and disposition of such shares. With respect to the 1,173,146 shares of Common Stock beneficially owned by Perseus Capital, each of Perseus Management, Perseus, Rappahannock and Mr. Pearl may be deemed to have the sole power to direct the voting and disposition of such shares.

                      (ii) By virtue of the relationships between and among the Reporting Persons, each of PSV Partners, SFM Participation, SFM AH, Rappahannock, Mr. Pearl, Mr. Soros and SFM LLC may be deemed to share the power to direct the voting and disposition of the 595,000 shares of Common Stock issuable upon exercise of the Warrant beneficially owned by the Purchaser.

                  (c) Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 hereof, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

                  (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons. The partners of the Purchaser

CUSIP NO. 928241108                                                PAGE 19 OF 21

have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Securities held for the account of the Purchaser in accordance with their ownership interests in the Purchaser.

                  (e)      No change.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  No change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1: Joint Filing Agreement, dated September __, 2001, among (i) PSV, LP, (ii) PSV GP, LLC,
                                    (iii) PSV Partners, LLC, (iv) Rappahannock
                                    Investment Company, (v) SFM Participation
                                    L.P., (vi) SFM AH, Inc., (vii) Frank H.
                                    Pearl, (viii) George Soros, (ix) Soros Fund
                                    Management LLC, (x) Perseus Capital, LLC,
                                    (xi) Perseus Management, LLC and (xii)
                                    Perseus, LLC.

                  Exhibit 2: Incorporate by reference the Power of Attorney, filed as Exhibit 2 to Amendment No. 1 to the Schedule 13D, appointing Richard D. Holahan, Jr., Attorney-In-Fact for George Soros.

CUSIP NO. 928241108                                                PAGE 20 OF 21

                                    SIGNATURE


                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September  17, 2001

                                   PSV, LP

                                   By:  PSV GP, LLC,
                                        General Partner

                                   By:  SFM Participation, L.P.,
                                        Member

                                   By:  SFM AH, Inc.,
                                        General Partner

                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Secretary


                                   PSV GP, LLC

                                   By:  SFM Participation, L.P.,
                                        Member

                                   By:  SFM AH, Inc.,
                                        General Partner

                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Secretary


                                   PSV PARTNERS, LLC

                                   By:  Rappahannock Investment Company,
                                        Managing Member

                                   By:  /s/ Frank H. Pearl
                                        ---------------------------------------
                                        Name:   Frank H. Pearl
                                        Title:  Sole Shareholder


                                   RAPPAHANNOCK INVESTMENT COMPANY

                                   By:  /s/ Frank H. Pearl
                                        ---------------------------------------
                                        Name:   Frank H. Pearl
                                        Title:  Sole Shareholder


                                   MR. FRANK H. PEARL

                                   By:  /s/ Frank H. Pearl
                                        ---------------------------------------
                                        Name:   Frank H. Pearl

CUSIP NO. 928241108                                                PAGE 21 OF 21


                                   SFM PARTICIPATION, L.P.

                                   By:  SFM AH, Inc.,
                                        General Partner

                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Secretary


                                   SFM AH, INC.

                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Secretary


                                   MR. GEORGE SOROS

                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Attorney-in-fact


                                   SOROS FUND MANAGEMENT LLC

                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Assistant General Counsel


                                   PERSEUS CAPITAL, LLC

                                   By:  /s/ Kenneth M. Socha
                                        ---------------------------------------
                                        Name:   Kenneth M. Socha
                                        Title:  Executive Vice President


                                   PERSEUS MANAGEMENT, LLC

                                   By:  /s/ Kenneth M. Socha
                                        ---------------------------------------
                                        Name:   Kenneth M. Socha
                                        Title:  Executive Vice President


                                   PERSEUS, LLC

                                   By:  /s/ Kenneth M. Socha
                                        ---------------------------------------
                                        Name:   Kenneth M. Socha
                                        Title:  Executive Vice President